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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 4

                               WESTWOOD ONE, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------------------------
                          (Title of Class Securities)

                                   961815107
            --------------------------------------------------------
                                 (CUSIP Number)

                                 Farid Suleman
                             Vice President-Finance
                              40 West 57th Street
                    NEW YORK, NEW YORK 10019 (212) 314-9200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               DECEMBER 19, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 961815107

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1.   Name of Reporting Person:                      Infinity Network Inc.

     S.S. or I.R.S Identification
     No. of Above Person:                           52-1859471
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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ X ]
     (b)  [   ]
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3.   SEC Use Only

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4.   Source of Funds:
                        00
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5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):

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6.   Citizenship or Place of Organization:
                        Delaware
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Number of Shares        7.   Sole Voting Power:                     None
Beneficially Owned
by Reporting            8.   Shared Voting Power:                   8,145,730
Person With:
                        9.   Sole Dispositive Power:                7,000,000

                        10.  Shared Dispositive Power:              None

                        11.  Aggregate Amount Beneficially Owned
                             by Reporting Person:                   8,145,730

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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                        [   ]
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13.  Percent of Class Represented by Amount in Row (11):
                        26.24%
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14.  Type of Reporting Person:
                        CO
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CUSIP No. 961815107

     This Amendment No. 4 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995, December 8, 1995 and September 20, 1996 (the "Schedule 13D"), by Infinity Network Inc. ("INI"), a wholly-owned subsidiary of Infinity Broadcasting Corporation, with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 reports the agreement by the Issuer to purchase INI's Second Incentive Warrant, as hereinafter defined, and the impact of such purchase on INI's interest in securities of the Issuer.

Item 1.   SECURITY AND ISSUER.

          No Change.

Item 2.   IDENTITY AND BACKGROUND.

          No Change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

     This Amendment No. 4 is filed to report the agreement by the Issuer to purchase INI's Second Incentive Warrant for a purchase price of $5,750,000.

     On February 3, 1994, as incentive compensation under the Management Agreement, dated as of February 3, 1994 (the "Management Agreement"), between Infinity Broadcasting Corporation and the Issuer, the Issuer issued to INI three warrants to purchase up to an aggregate of 1,500,000 shares of the Common Stock exercisable as follows: (I) 500,000 shares at $3.00 per share (subject to adjustment) if the Common Stock reaches a price of $10.00 per share on at least 20 out of 30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"); (II) 500,000 shares at $4.00 per share (subject to adjustment) (the "Second Incentive Warrant") if the Common Stock reaches a price of $15.00 per share on at least 20 out of 30 consecutive Trading Days; and (III) 500,000 shares at $5.00 per share (subject to adjustment) if the Common Stock reaches a price of $20.00 per share on at least 20 out of 30 consecutive Trading Days.


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CUSIP No. 961815107

     On August 7, 1995, the Common Stock reached a price of at least $15.00 per share on at least 20 out of 30 consecutive Trading Days, and, accordingly, the Second Incentive Warrant vested. Such incentive warrant may be exercised at any time prior to the close of business on February 3, 2004, after which time such incentive warrant will terminate.

     On December 19, 1996, the Issuer agreed to purchase the Second Incentive Warrant from INI for a purchase price of $5,750,000.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) AGGREGATE NUMBER AND PERCENTAGE OWNED.

     See Items 11 and 13 of the cover page attached hereto for the aggregate number and percentage of the Common Stock held by INI as a result of the purchase of the Second Incentive Warrant by the Issuer.

     Pursuant to a Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), among the Issuer, Norman J. Pattiz and INI, INI and Mr. Pattiz agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer.

     According to the Issuer's Proxy Statement, dated April 29, 1996, Mr. Pattiz is the beneficial owner of 794,040 shares of Common Stock, which includes stock options to purchase 75,000 shares of the Common Stock granted pursuant to Mr. Pattiz' previous written employment agreement. In addition, Mr. Pattiz is also the beneficial owner of 351,690 shares of the Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock.

     As a result of the transactions described in Item 4 and Mr. Pattiz' beneficial ownership, INI beneficially owns 8,145,730 shares of the Common Stock or approximately 26.24% of the outstanding Common Stock, having sole dispositive power over 7,000,000 shares and shared voting power with Mr. Pattiz over 8,145,730 shares. For purposes of calculating the percentage of Common Stock owned by INI, the 75,000 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

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CUSIP No. 961815107

     (b) VOTING AND INVESTMENT POWER.

     See Items 7-10 of the cover page attached hereto and Item 5(a) above for the number of shares of the Common Stock as to which INI has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

     (c) DESCRIPTION OF TRANSACTIONS.

     See Item 4 for a description of the transactions pursuant to which the Issuer agreed to purchase the Second Incentive Warrant from INI.

     (d) DIVIDENDS, PROCEEDS, ETC.

         Not applicable.

     (e) DATE CEASED TO BE BENEFICIAL OWNER.

         Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No Change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 6 -- Incentive Warrant, dated as of February 3, 1994, issued by the Issuer to INI or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $4.00 per share. (This exhibit can be found as Exhibit 6 to the Issuer's Schedule 13D filed on February 14, 1994 and is incorporated herein by reference.)

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CUSIP No. 961815107

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 30, 1996
-----------------                 /s/ MEL KARMAZIN
Date                              ----------------------------------------------
                                  Mel Karmazin
                                  President and Chief Executive Officer


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